WESTMORELAND RESOURCE PARTNERS, LP

February 28, 2019

VIA EDGAR

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	Westmoreland Resource Partners, LP
Schedule 14D-9
Filed February 13, 2019
File No. 005-85797

Ladies and Gentlemen:

Set forth below are the responses of Westmoreland Resource Partners, LP (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Office of Mergers and Acquisitions contained in the Staff’s letter dated February 22, 2019, relating to the Company’s Schedule 14D-9 filed on February 13, 2019 (the “Schedule 14D-9”). We are also filing simultaneously herewith Amendment No. 1 (“Amendment No. 1”) to the Schedule 14D-9. Capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9. For reference, the Staff’s comments are provided below in bold immediately prior to the Company’s responses.

Schedule 14D-9

Item 4. Solicitation or Recommendation, page 4

1.	Revise your disclosure to ensure that the recommendation is made by the board of directors, not one of its committees.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised to clarify that the views expressed in the Schedule 14D-9 are those of the GP Board, as approved by the Conflicts Committee. For the avoidance of doubt, the members of the Conflicts Committee constitute all of the members of the GP Board. Please see pages 2 through 5 in Amendment No. 1.

Securities and Exchange Commission

February 28, 2019

2.

Revise your disclosure to state affirmatively whether the board of directors recommends acceptance or rejection of the offer, expresses no opinion or is unable to take a position with respect to the offer. See Rule 14e-2. Your current disclosure appears to recommend acceptance of the offer but does not actually state that. We may have further comment.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised to clarify that the GP Board is unable to express an opinion on the Offer as to all Unaffiliated Unitholders generally and is remaining neutral as to whether Unaffiliated Unitholders should tender or refrain from tendering all or any portion of such Unaffiliated Unitholder’s Common Units pursuant to the Offer. Please see pages 2 and 3 in Amendment No. 1.

3.	Note that if you recommend acceptance of the offer, you must provide all of the disclosure required by Schedule 13E-3. See Schedule 13E-3 Compliance and Disclosure Interpretation 101.03.

Response:

In response to the Staff’s comment, the Company notes that the GP Board is unable to express an opinion on the Offer as to all Unaffiliated Unitholders generally and is remaining neutral as to whether Unaffiliated Unitholders should tender or refrain from tendering all or any portion of such Unaffiliated Unitholder’s Common Units pursuant to the Offer. The applicable disclosure has been revised; please see pages 2 and 3 in Amendment No. 1.

4.

Revise the background section on page 5 to describe relevant events prior to October 2018 and describe any board discussions or the negotiations among WCC, WMLP and their respective secured lender groups.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 3 and 4 in Amendment No. 1.

5.

We note your disclosure on page 6 referring to strategic transactions or debt restructuring being considered. Please disclose what transaction or debt restructuring is being considered so security holders are able to evaluate your recommendation.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 1 through 5 in Amendment No. 1.

Securities and Exchange Commission

February 28, 2019

6.	We note your disclosure on page 7 that the Conflicts Committee does not expect unit holders to be entitled to any recovery in the bankruptcy proceedings. Please explain the reasons for such belief.

Response:

The Company acknowledges the Staff’s comment. Under the Bankruptcy Code’s priority scheme, holders of interests in a debtor receive distributions only to the extent that assets remain in the estate after all claims are fully satisfied. In the Company’s case, there is no possibility that holders of interests in the Company will receive a recovery because all parties agree that there are insufficient assets in the Company’s estate to satisfy all claims.

* * * *

Please call Heather Lennox of Jones Day at (216) 586-7111 should you wish to discuss the matters addressed above or other issues relating to the subject Schedule 14D-9. Thank you for your attention to this matter.

Very truly yours,

/s/ Jennifer S. Grafton
Name: Jennifer S. Grafton Title: Chief Legal Officer, Westmoreland Resources GP, LLC
cc:	Heather Lennox
Jones Day